SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

GRANDPARENTS.COM, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

386617 104
(CUSIP Number)

Joseph E. Bernstein Managing Director GP.com Holding Company, LLC 589 Eighth Avenue, 6th Floor New York, New York 10018 646-839-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 386617 104	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS GP.com Holding Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 55,887,491 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 55,887,491 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,887,491 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 76.7% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) OO
*

This calculation assumes that there are 16,996,151 shares of common stock, par value $.01 per share (“Common Stock”) of Grandparents.com, Inc. (the “Corporation”) outstanding as of February 29, 2012. This calculation also includes 55,887,491 shares of Common Stock of the Corporation issuable upon conversion of one (1) share (the “Series A Share”) of the Corporation’s Series A Convertible Preferred Stock, par value $.01 per share, directly held by GP.com Holding Company, LLC, which such conversion is expected to occur within sixty (60) calendar days of February 29, 2012. This calculation does not include approximately 12,897,124 shares of Common Stock of the Corporation issuable upon conversion of 3,000,000 shares (the “Series B Shares”) of the Corporation’s Series B Convertible Preferred Stock, par value $.01 per share, which such conversion is expected to occur concurrently with the conversion of the Series A Share. The Reporting Person does not beneficially own any Series B Shares. If this calculation were to take into consideration the conversion of the Series A Share and the Series B Shares, the Report Person’s percentage beneficial ownership of Common Stock would be approximately 65.2%. See Item 5 below.

CUSIP No. 386617 104	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Steven E. Leber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 55,887,491 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 55,887,491 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,887,491 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 76.7% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN
*

This calculation assumes that there are 16,996,151 shares of Common Stock of the Corporation outstanding as of February 29, 2012. This calculation also includes 55,887,491 shares of Common Stock of the Corporation issuable upon conversion of the Series A Share directly held by GP.com Holding Company, LLC, which such conversion is expected to occur within sixty (60) calendar days of February 29, 2012. This calculation does not include approximately 12,897,124 shares of Common Stock of the Corporation issuable upon conversion of the Series B Shares, which such conversion is expected to occur concurrently with the conversion of the Series A Share. The Reporting Person does not beneficially own any Series B Shares. If this calculation were to take into consideration the conversion of the Series A Share and the Series B Shares, the Report Person’s percentage beneficial ownership of Common Stock would be approximately 65.2%. See Item 5 below.

CUSIP No. 386617 104	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Joseph E. Bernstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 55,887,491 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 55,887,491 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,887,491 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 76.7% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN
*

This calculation assumes that there are 16,996,151 shares of Common Stock of the Corporation outstanding as of February 29, 2012. This calculation also includes 55,887,491 shares of Common Stock of the Corporation issuable upon conversion of the Series A Share directly held by GP.com Holding Company, LLC, which such conversion is expected to occur within sixty (60) calendar days of February 29, 2012. This calculation does not include approximately 12,897,124 shares of Common Stock of the Corporation issuable upon conversion of the Series B Shares, which such conversion is expected to occur concurrently with the conversion of the Series A Share. The Reporting Person does not beneficially own any Series B Shares. If this calculation were to take into consideration the conversion of the Series A Share and the Series B Shares, the Report Person’s percentage beneficial ownership of Common Stock would be approximately 65.2%. See Item 5 below.

CUSIP No. 386617 104	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Dr. Robert Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 55,887,491 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 55,887,491 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,887,491 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 76.7% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN
*

This calculation assumes that there are 16,996,151 shares of Common Stock of the Corporation outstanding as of February 29, 2012. This calculation also includes 55,887,491 shares of Common Stock of the Corporation issuable upon conversion of the Series A Share directly held by GP.com Holding Company, LLC, which such conversion is expected to occur within sixty (60) calendar days of February 29, 2012. This calculation does not include approximately 12,897,124 shares of Common Stock of the Corporation issuable upon conversion of the Series B Shares, which such conversion is expected to occur concurrently with the conversion of the Series A Share. The Reporting Person does not beneficially own any Series B Shares. If this calculation were to take into consideration the conversion of the Series A Share and the Series B Shares, the Report Person’s percentage beneficial ownership of Common Stock would be approximately 65.2%. See Item 5 below.

CUSIP No. 386617 104	13D	Page 6 of 9 Pages

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $.01 per share (“Common Stock”), of Grandparents.com, Inc., a Delaware corporation (the “Corporation”). The principal executive offices of the Corporation are located at 589 Eighth Avenue, 6th Floor, New York, New York 10018.

Item 2. Identity and Background

This Schedule 13D is being filed jointly on behalf of GP.com Holding Company, LLC, a Florida limited liability company (formerly known as Grandparents.com, LLC) (“GP.com”), Steven E. Leber, Joseph E. Bernstein and Dr. Robert Cohen (each, a “Reporting Person” and, collectively, the “Reporting Persons”). The business address of GP.com is 589 Eighth Avenue, 6th Floor, New York, New York 10018. The business address of Messrs. Leber and Bernstein and Dr. Cohen is c/o Grandparents.com, Inc., 589 Eighth Avenue, 6th Floor, New York, New York 10018.

GP.com directly holds one (1) share (the “Series A Share”) of the Corporation’s Series A Convertible Preferred Stock, par value $.01 per share (“Series A Preferred Stock”), which will automatically convert into 55,887,491 shares (the “Conversion Shares”) of Common Stock upon the date on which the Corporation files a Certificate of Amendment of its Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to increase the number of authorized shares of Common Stock to 150,000,000 (the “Amendment”). For the purposes of this Schedule 13D, it is assumed that the Corporation will file the Amendment within sixty (60) calendar days of February 29, 2012. Accordingly, the Reporting Persons may be deemed to beneficially own the Conversion Shares.

The business and affairs of GP.com are managed and controlled by its board of managers, whose sole members are Messrs. Leber and Bernstein and Dr. Cohen. Because of the relationship of Messrs. Leber and Bernstein and Dr. Cohen to GP.com, each of Messrs. Leber and Bernstein and Dr. Cohen may be deemed to beneficially own the Conversion Shares. Messrs. Leber and Bernstein and Dr. Cohen disclaim beneficial ownership of the Conversion Shares except to the extent of their pecuniary interest therein.

The principal business of GP.com is to hold the Conversion Shares.

The present principal occupation of Mr. Leber is Chairman of the Board of Directors and Co-Chief Executive Officer of the Corporation.

The present principal occupation of Mr. Bernstein is Co-Chief Executive Officer, Chief Financial Officer and Treasurer of the Corporation. Mr. Bernstein is also a member of the Board of Directors of the Corporation.

The present principal occupation of Dr. Cohen is President and Chief Executive Officer of Cohen Fashion Optical, LLC. Dr. Cohen is also a member of the Board of Directors of the Corporation.

GP.com is a Florida limited liability company. Each of Messrs. Leber and Bernstein and Dr. Cohen is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five (5) years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On February 23, 2012 (the “Closing Date”), GP.com acquired the Series A Share pursuant to an Asset Contribution Agreement (the “Contribution Agreement”) between GP.com and the Corporation pursuant to which GP.com contributed substantially all of its assets to the Corporation in exchange for the Corporation’s assumption of certain liabilities of GP.com and the issuance by the Corporation to GP.com of the Series A Share and a warrant to purchase shares of its Common Stock (the “Transaction”). The Series A Share will automatically convert into the Conversion Shares upon the date on which the Corporation files the Amendment. For the purposes of this Schedule 13D, it is assumed that the Corporation will file the Amendment within sixty (60) calendar days of February 29, 2012.

Item 4. Purpose of Transaction

The information set forth in Item 3 is hereby incorporated herein by this reference.

CUSIP No. 386617 104	13D	Page 7 of 9 Pages

Subject to limitations contained in the Lock-Up Agreement (as defined below) and applicable legal restrictions and depending upon market conditions and other factors that the Reporting Persons may deem material to its investment decision, each Reporting Person, at any time and from time to time, may seek to dispose all or part of the Conversion Shares following the conversion thereof, or acquire additional shares of Common Stock or, if any, associated rights or securities exercisable for or convertible into Common Stock.

Other than as contemplated by the Amendment or as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)-(b) As of February 29, 2012, there were 16,996,151 shares of Common Stock outstanding. In addition, the Series A Share will automatically convert into 55,887,491 shares of Common Stock upon the date on which the Corporation files the Amendment. For the purposes of this Schedule 13D, it is assumed that the Corporation will file the Amendment within sixty (60) calendar days of February 29, 2012. Accordingly, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is based on a total of 72,883,642 shares of Common Stock anticipated to be outstanding upon conversion of the Series A Preferred Stock. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Persons beneficially own and have shared voting and dispositive control of 55,887,491 shares of Common Stock, which constitute approximately 76.7% of the total number shares of Common Stock anticipated to be outstanding upon conversion of the Series A Share.

In addition to the automatic conversion of the Series A Share upon the filing of the Amendment, 3,000,000 shares (the “Series B Shares”) of the Corporation’s Series B Convertible Preferred Stock, par value $.01 per share, will automatically convert into approximately 12,897,124 shares of Common Stock upon the filing of the Amendment. Accordingly, the aggregate number of shares of Common Stock anticipated to be outstanding upon conversion of the Series A Share and the Series B Shares is 85,780,766. None of the Reporting Persons beneficially own any Series B Shares. Assuming the conversion of the Series A Share and the Series B Shares, the Reporting Persons would beneficially own and have shared voting and dispositive power with respect to approximately 65.2% of the total number shares of Common Stock anticipated to be outstanding upon conversion of the Series A Share and Series B Shares.

(c) In connection with the Transaction, GP.com acquired the Series A Share as described in Item 3 in exchange for the assets of GP.com contributed to the Corporation pursuant to the Contribution Agreement.

(d) Other than the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 2, 3, 4, and 5 is hereby incorporated herein by reference.

As discussed in Item 2 above, the business and affairs of GP.com are managed by its board of managers, whose members are Messrs. Leber and Bernstein and Dr. Cohen. Any decision or determination by the board of managers requires the approval of a majority of the members of the board of managers.

On the Closing Date, GP.com and the Corporation entered into a lock-up agreement prohibiting GP.com for a period of twelve (12) months from the Closing Date, from transferring or otherwise disposing any equity securities of the Corporation beneficially owned by GP.com (the “Lock-Up Agreement”). Notwithstanding the foregoing, GP.com may transfer or dispose of such equity securities to certain “permitted transferees” (as contemplated in the Lock-Up Agreement), provided that any such permitted transferees execute a lock-up agreement in favor of the Corporation on substantially similar terms as the Lock-Up Agreement.

CUSIP No. 386617 104	13D	Page 8 of 9 Pages

The Lock-Up Agreement will automatically terminate upon the final closing of an offering of Common Stock or other equity interest of the Corporation for the account of the Corporation having a price per share of at least $2.00 and resulting in at least $25,000,000 in gross proceeds (before underwriters’ discounts and selling commissions) to the Corporation.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the provisions of the Lock-Up Agreement between the Company and Grandparents.com, a copy of which is filed as Exhibit 10.3 to the Corporation’s Current Report on Form 8-K dated February 22, 2012 and filed on February 27, 2012 and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Act, dated as of February 29, 2012, by and among GP.com Holding Company, LLC, Steven E. Leber, Joseph E. Bernstein and Dr. Robert Cohen.

2.	Asset Contribution Agreement, dated as of February 23, 2012, between Grandparents.com, Inc. (f/k/a NorWesTech, Inc.) and GP.com Holding Company, LLC (f/k/a Grandparents.com, LLC). [Incorporated by reference to Exhibit 2.1 to the Corporation’s Current Report on Form 8-K dated February 22, 2012 and filed on February 27, 2012]

3.	Lock-Up Agreement, dated as of February 23, 2012, between Grandparents.com, Inc. (f/k/a NorWesTech, Inc.) and GP.com Holding Company, LLC (f/k/a Grandparents.com, LLC). [Incorporated by reference to Exhibit 10.3 to the Corporation’s Current Report on Form 8-K dated February 22, 2012 and filed on February 27, 2012]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2012

GP.com Holding Company, LLC

By:	/s/ Joseph E. Bernstein
	Name:	Joseph E. Bernstein
	Date:	Managing Director

/s/ Steven E. Leber
Steven E. Leber

/s/ Joseph E. Bernstein
Joseph E. Bernstein

/s/ Robert Cohen
Dr. Robert Cohen

CUSIP No. 386617 104	13D	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) is made and entered into as of February 29, 2012, by and among GP.com Holding Company, LLC, a Florida limited liability company (formerly known as Grandparents.com, LLC) (“GP.com”), Steven E. Leber, Joseph E. Bernstein and Dr. Robert Cohen.

In accordance with Rule 13d-l(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Schedule 13D or Schedule 13G, and any and all amendments thereto and any other document relating thereto, required to be filed by them pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

GP.com Holding Company, LLC

By:	/s/ Joseph E. Bernstein
	Name:	Joseph E. Bernstein
	Date:	Managing Director

/s/ Steven E. Leber
Steven E. Leber

/s/ Joseph E. Bernstein
Joseph E. Bernstein

/s/ Robert Cohen
Dr. Robert Cohen